Exhibit 99.9

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
METAL STORM LIMITED — RESOLUTIONS PASSED AT
ANNUAL GENERAL MEETING
Brisbane, Australia — Friday, 20 May 2011: Metal Storm Limited announces the resolutions passed at the Company’s Annual General Meeting, held in Brisbane today.
Ordinary Business
Item 2. Remuneration Report
That the section of the Directors’ report in the 2010 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ’Remuneration Report’ be adopted.

Proxies to vote for	118,185,871
Proxies to vote against	19,379,380
Proxies to abstain	1,275,357
Proxies to vote at the proxy’s discretion	155,072,278
This resolution was passed on a show of hands.
Item 3. Re-election of Director
That Mr John R Nicholls, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.

Proxies to vote for	131,595,524
Proxies to vote against	6,542,606
Proxies to abstain	714,978
Proxies to vote at the proxy’s discretion	155,059,778
This resolution was decided by a show of hands.
Item 4. Election of Director
That Mr William Henkel, who was appointed as a Director since the last Annual General Meeting of the Company and who retires in accordance with Clause 13.2 of the Company’s Constitution, be elected as a Director of the Company.

Proxies to vote for	131,938,168
Proxies to vote against	5,979,268
Proxies to abstain	831,297
Proxies to vote at the proxy’s discretion	155,164,153
This resolution was decided by a show of hands.

Metal Storm Limited
ACN 064 270 006
Special Business
Item 5. Approval of issue of Shares under Line Agreement
That for the purpose of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 150,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.

Proxies to vote for	92,764,040
Proxies to vote against	5,943,285
Proxies to abstain	682,296
Proxies to vote at the proxy’s discretion	155,033,528
This resolution was passed on a show of hands.
Item 6. Approval of issue of options to Andrew Doyle
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 120,000,000 Unquoted Options for nil consideration to Andrew Doyle, details of which are set out in the Explanatory Statement.

Proxies to vote for	126,307,354
Proxies to vote against	12,023,366
Proxies to abstain	580,041
Proxies to vote at the proxy’s discretion	8,003,439
This resolution was passed on a show of hands.
-ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.